Exhibit 99.81

CONSENT OF SHEARMAN & STERLING LLP

We hereby consent to the use of our name under the caption “The Arrangement – Experts” and to the reference to our opinion under the caption “United States Federal Income Tax Considerations” contained in the Joint Information Circular and Proxy Statement of Penn West Energy Trust and Petrofund Energy Trust dated May 23, 2006, which forms part of this Registration Statement on Form 40-F filed by Penn West Energy Trust with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SHEARMAN & STERLING LLP

Menlo Park, California

June 1, 2006